C21 Completes Restructured Phantom Farms Acquisition

Purchases real estate of Phantom Farms iconic outdoor grow

VANCOUVER, February 19, 2020 - C21 Investments Inc. ("C21 Investments", "C21" or the "Company") (CSE: CXXI and OTCQB: CXXIF) is pleased to announce that it has completed the restructuring of the purchase of Phantom Farms and related companies ("Phantom Farms"), including SDP Development Group, LLC ("SDP Group") - see news releases dated October 17, 2018, July 8, 2019 and November 21, 2019.  C21 has elected to purchase the real estate for the two Phantom Farms' outdoor grows from SDP Group, which strengthens C21's balance sheet as well as lowers the future lease obligations in Oregon for the Company. The Company believes the subject real property assets, which exceed sixty (60) acres in Southern Oregon, are intrinsic to the Phantom Farms brand legacy. Including the restructured agreement and purchased real estate, C21's forward lease obligations are reduced by $370,000 per year.

Total consideration paid by C21 to SDP Group for both the restructuring of the purchase agreement as well as the real property consisted of the issuance of 7,132,041 common shares of C21 at a deemed issue price of CAD$0.804 per share. The shares are subject to a statutory hold period of four (4) months plus one (1) day and applicable US securities resale restrictions.  The restructuring was completed, and these shares were issued effective February 12, 2020.

"Our latest iteration of the restructure did not include real estate, but we concluded that the long-term value of the Phantom Farms brand is inextricably tied to the iconic outdoor farms in Southern Oregon. We are pleased that we could work out a new deal for the real property with payment in shares of the Company" said Michael Kidd, C21 Investments CFO.

The specific details of the restructuring are as follows:

a) The purchase of the six Phantom Farms real estate assets in the original Purchase Agreement dated October 16, 2018 among C21 and SDP Group, has been terminated;

b) SDP Group has transferred to C21 the two outdoor farms located in Eagle Point, Oregon;

c) SDP Group has released C21 from any further purchase obligations on the remaining properties held by SDP Group in Oregon; Lease arrangements have been amended to include reduction of rent under certain leases as well as termination of leases on other properties held by SDP Group located in Oregon.

About C21 Investments

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada , additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: the result of the Phantom Farms restructure on the Company's balance sheet and future lease obligations, the performance of the Company's brands and the continued demand for cannabis products.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.